Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

July 9, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Division

Dear Sirs/Mesdames:

RE:     Mala Noche Resources Corp. (the “Company”)

We refer to the short form prospectus of the Company dated July 9, 2010 qualifying the distribution of 50,000,000 subscription receipts of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 28, 2010 to shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2009 and 2008;

Consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008.

We also consent to the use in the above-mentioned short form prospectus of our report dated June 2, 2010, except as to Note 1 which is as of July 7, 2010, to the directors of the Company on the following financial statements of the operations to be acquired by Mala Noche Resources Corp.:

Carve out combined balance sheets as at December 31, 2009 and 2008;

Carve out combined statements of operations and net investment and cash flows for each of the three years in the period ended December 31, 2009.

Various Securites commission
Mala Noche Resources Corp.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants
July 9, 2010